Mr. Jay Ingram
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:   Electric Moto Corporation
           Registration Statement on Form SB-2
       File No. 333-124012
   Amendment filed: July 6, 2005

Dear Mr. Ingram:

We represent Electric Moto Corp. (“Electric Moto” or the “Company”). We are in receipt of your letter dated August 5, 2005 regarding the above referenced filing and the following are our responses:

General

1.	Please note that the file number for your registration statement is 333-124012. The number noted in our comment letter dated May 13, 2005 was incorrect.

ANSWER:     The Company has noted that file number for its registration statement is 333-124012.

2.	We reissue our prior comment 2. Please provide the disclosure required by Item 510 of Regulation S-B in the prospectus.

ANSWER:     The Form SB-2 has been amended to provide the disclosure required by Item 510 of Regulation S-B.

Prospectus Cover Page

3.
To what other “recognized exchange” are you referring when you disclose that the selling shareholders will sell at a price of $.03 per share until the “shares are quoted on the OTC Bulletin Board (or any other recognized exchange).” We may have further comment.

ANSWER:     The Form SB-2 has been amended to remove the phrase “any other recognized exchange” as the Company will apply for quotation only on the OTC
  Bulletin Board.

4.
Limit your disclosure to only that information required by Item 501 of Regulation S-B. We specifically refer you to disclosure referencing the proceeds of the sale of shares by selling shareholders and the intent to apply for quotation on the OTC Bulletin Board. Please also note that the prospectus cover page should be limited to one page. See Item 501(a) of Regulation S-B.

ANSWER:     The Form SB-2 has been amended to remove references to the proceeds of sales and intent to apply for quotation on the OTC Bulletin Board. The format of the prospectus cover page has been amended to fit on one page.

About Us, page 1

5.
We reissue our prior comment 8. Please disclose the purpose of the Dorado Capital Ventures, Inc./Electric Moto combination. The disclosure does not appear in the summary or the business section as requested in our previous comment.

ANSWER:     This section of the Form SB-2 has been amended to include disclosure of the purpose of the combination between Dorado Capital Ventures, Inc. and
          Electric Moto. Such purpose was to facilitate the going-public process of Electric Moto.

Risk Factors, Page 2

6.
We note your revisions in response to our prior comment 12 and that you have not provided a complete list of risk factors but have, instead, provided all “material” risks. We do not understand your disclosure.

ANSWER:     This section has been revised to clarify that all material risk factors are contained therein.

7.
We reissue our prior comment 13. Add risk factors that fully cover the risks associated with your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. For example, you should add a risk factor addressing the company’s need for additional capital. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses should be moved to an appropriate place later in the prospectus. Your ‘Penny stock’ risk factor appears to be generic in nature. Please revise your risk factor section, as appropriate, to address all material risks.

ANSWER:     This section has been amended to include risk factors that address the above.

8.	Please update your third risk factor to the date of your latest interim financial statements. Also revise to indicate your amount of working capital as of that date.

ANSWER:     The third risk factor has been amended to reflect the amount of working capital of $7,286.00 as of June 30, 2005, the date of the Company’s latest interim financial statement.

9.	In the sixth risk factor, please remove the term “accurate.”

ANSWER:     This section has been revised to remove the term “accurate” from the sixth risk factor.

Management’s Discussion and Analysis, page 7

10.
We note the company’s response to our prior comment 19 and we reissue the question. Explain why you seek to register a selling shareholder offering rather than a primary offering wherein you may be able to raise capital to support your operations.

             ANSWER:            The Company is seeking to register a selling shareholder offering rather than a primary offering because it needs to register such shares to inorde  to have a  free-trading shareholder base. At this time, a primary offering would be too costly for the Company to undertake.

11.
We reissue our prior comment 22 noting that you have not made any revisions in response to our prior comment. Given your limited operating history and generation or revenues, the company is required to provide a detailed plan of operation for the next 12 months. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. Given that there is so little context to your discussion of your operations, we ask that you revise your disclosure so that a potential investor may clearly understand the concept of your business and how you intend to sustain meaningful operations. You should provide as much background as necessary while ensuring that your disclosure is not repetitive of information appearing elsewhere in the prospectus. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. We may have additional comment after reviewing your revised disclosure.

ANSWER:     This section has been revised to include discussion of the Company’s plan of operations for the next twelve months.

12.
We note you refer to Electric Moto Corporation as the “Company” in your prospectus. The term “Company” is a vague and abstract term. Use your actual company name, a shortened version of it, or the pronoun “we” or “us” throughout your document to refer to your company.

ANSWER:     The Form SB-2 has been amended to replace references to the “Company” with pronouns.

13.
We note your statement that you have developed “two working prototypes of a hybrid drive system…these future additions to our product line have not, to date, impacted our development budget or business operations.” Clarify why the development of these drive systems did not impact your budget.

ANSWER:     This section has been revised to disclose the reasons why the development of these drive systems did not impact our budget .

Critical Accounting Policy, page 8

14.
We read your response to comment 20; however, we do not see where you have sufficiently disclosed your policy for sales returns. Your disclosure here merely states that you do not assess returns of products or levels of inventory. Your disclosure in Note 1 Summary of Significant Accounting Policies under Revenue Recognition however, states that revenue is presented net of returns. Therefore, we are reissuing comment 20, in part. Please disclose your policy for product returns and allowances and revise your critical accounting policies and estimates (page 8) to identify the methodology and significant estimates used by management in the revenue recognition process. Your critical accounting policy should explain how you assess returns of your products, and your assessment of levels of inventory in the distribution channel.

ANSWER:     This section has been amended to disclose the Company’s policy for sales returns.

Business Strategy, page 8

15.	Add disclosure clarifying the fact that you have no distribution system presently assembled.

ANSWER:     This section has been amended to include disclosure that no distribution system is presently assembled and that the development of such will be critical to our viability as a business and accordingly a necessary component of our strategy in the near future.

Liquidity and Capital Resources, page 9

16.
We read our response to comment 30; however we do not see where you have sufficiently disclosed and quantified the material activities that generate income statement variances between periods. Therefore we are reissuing comment 30. Please revise your revenue and expense discussion to describe and quantify underlying material activities that generate income statement variances between periods (e.g., discuss unit sales (and cost of sales) in 2004 versus 2003), including expected future trends. Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts (e.g., discuss the components of SG&A and explain the material changes and related causal factors). Please ensure to include a separate discussion comparing your interim periods presented in the financial statements (i.e., March 31, 2005 compared to March 31, 2004).

ANSWER:     This section has been revised to disclose and quantify the material activities that generate income statement variances between periods.

Liquidity and Capital Resources, page 9

17.	Expand the disclosure relating to material cash flows from operating, investing and financing activities using information from the statement of cash flows for all periods.

ANSWER:     This section has been expanded to include disclosure relating to material cash flows from operating, investing, and financing activities for the six-month period ending June 30, 2005.

18.	We reissue our prior comment 33. Clarify whether the company has any internal or external sources of liquidity.

    ANSWER:  This section has been revised to disclose that the Company has no internal sources of liquidity and that product sales are the sole external source of liquidity.

Business - Our Company, page 10

19.	We reissue our prior comment 45. While refraining from using overly technical language, expand the disclosure relating to the Blade, as this bike appears to be the only product currently available.

ANSWER:      This section has been revised to include additional disclosure about the Blade.

Dependence on Customers, page 11

20.
We note your statement that “we have sold 2 pallets of 4 cycles each in Europe through one customer, with whom we may engage in a distribution agreement in the future, but the agreement is not material as of the date of this filing.” Please clarify whether you have a distribution agreement with the customer. Advise us why the agreement is not material and provide us with a copy of the agreement.

ANSWER:     The Form SB-2 has been amended to clarify the relationship between the Company and its European customer. Further, this section has been revised to disclose that no distribution agreement exists between the Company and the customer.

Research and Development, page 12

21.	Please indicate the costs associated with the 15% labor effort in your fiscal 2004 research and development.

ANSWER:     This section has been amended to disclose that the labor effort cost the Company 4969.35 man-hours.

History of Our Electric and Hybrid Vehicles, page 13

22.
Advise us why the disclosure regarding the history of your electric and hybrid vehicles is relevant when these products have been discontinued and are not available for sale to the public. We may have further comment.

ANSWER:      We disclosed the history of our other products pursuant to your prior comment 50 as their development contributed to the eventual development of our current product, the Blade.

Marketing and Sales, page 17

23.	Please provide a basis for your statement that “demand grows annually for environmentally responsible and more fuel efficient recreational vehicles.”

ANSWER:     This section has been revised to provide a citation for the statement regarding the annual growth in the demand for environmentally responsible recreational vehicles.

Distribution, page 17

24.	Explain how you intend to establish the distribution and dealer network.

ANSWER:     This section has been amended to explain how the Company intends to establish the distribution and dealer network.

25.	Tell us why you removed the disclosure referencing ConnecTech and your strategic alliance with that entity. We may have further comment.

ANSWER:     This section has been revised to disclose that we currently use ConnecTech as our sole European distributor, and though we have no formal distribution agreement with them, we are satisfied with their ability to sell our products as we produce them.

Promotion, page 17

26.	Clarify whether you have a formal agreement with Mr. Wyatt to serve as your spokesperson. We may have further comment.

ANSWER:     We have no formal agreement with Mr. Wyatt, only a verbal one. In Amendment 2 to Form SB, we have disclosed this lack of a formal agreement.

Consulting Agreements, page 18

27.	Add disclosure addressing the material terms, financial and otherwise, of your agreements with Noah Clark and Paul Giarmoleo.

ANSWER:     This section has been revised to disclose the material terms of the consulting agreement between the Company and Messrs. Clark and Giamoleo.

28.	Add disclosure addressing the material terms of your consulting agreement with Jeff Knepp.

ANSWER:     This section has been amended to disclose that the Company’s agreement with Jeff Knepp is oral in nature.

29.	We note disclosure stating “add language on natural ventures agreement.” We do not understand this disclosure. Revise or advise.

ANSWER:     This section has been revised to remove this disclosure.

30.	We reissue our prior comment 75. Please file the consulting agreement with Natural Ventures and disclose the material terms of the consulting agreement.

ANSWER:	The consulting agreement between the Company and Natural Ventures expired in December 31, 2001 and therefore the relationship between the company and Natural Ventures no longer exists. Based on same, Note 3 to the Selling Shareholders table has been revised to remove reference to the consulting  agreement between the Company and Natural Ventures. Furthermore, the expired consulting agreement between the Company and Natural Ventures is not filed with this amendment to Form SB-2.

Legal Proceeding, page 19

31.
We note your statement “we do not believe that any director, officer, or affiliate, any owner…is a party adverse to us or has a material interest adverse to us.” The company is in a position to know whether they are a party to a proceeding adverse to the company. Please revise as appropriate.

ANSWER:     This section has been amended to reflect that no director, officer, or affiliate, any owner is a party adverse to us or has a material interest adverse to us.

Directors and Executive Officers, page 19

32.
We note that Krista Johnson is employed as office manager of the company. Please advise us whether Krista Johnson is expected to make a significant contribution to the company’s business. If so, provide the disclosure required by Item 401 of Regulation S-B regarding Krista Johnson.

ANSWER:      Krista Johnson’s role is administrative, and accordingly disclosure is not required pursuant to Item 401 of Regulation S-B.

Compensation of Directors, page 21

33.
We note your statement that “directors are permitted to receive fixed fees and other compensation for their services as directors.” Please clarify whether the company has set any fees or other compensation for director services to date.

ANSWER:     This section has been amended to disclose that the Company has not set any fees or compensation for the directors to date.

Selling Shareholders, page 22

34.
We note your revisions in response to our prior comment 78. Tell us whether Mr. Knepp acquired his securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities in compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus.

ANSWER:	Mr. Knepp did not acquire his securitie s as compensation fo r underwriting activities as defined by the Securities Act of 1933. Mr. Knepp received his shares pursuant to an oral consulting agreement between he and the Company. Pursuant to the oral agreement, Mr. Knepp provides advice on marketing and general business matters. He does act in any capacity as an underwriter with respect to this offering.

35.
We note that you indicate the number of shares of common stock owned prior to the offering. We also note that Abbie Zads/35216 Yukon, Kenneth Bornstein, Noah Clark, Paul Giarmeolo, Jeff Knepp, Natural Venture, and John and Judith Polli own options convertible into shares of common stock. It appears that the shares underlying the convertible options should be reflected in the number of shares of common stock owned prior to the offering. Revise as appropriate or advise us why the column does not need to reflect the shares underlying the options.

ANSWER: The column does reflect the shares underlying the options of these shareholders because such options have not yet been exercised and therefore the shareholders do not currently own such shares prior to the offering. However, the footnotes to the selling stockholder list disclose in relevant part that the shares underlying the options are being registered in addition to the shares each shareholder owns prior to the offering,

Certain Relationships and Related Transactions, page 26

36.	Briefly expand your disclosure to further indicate the services provided by Jeff Knepp in connection with “marketing and general business consulting.”

ANSWER:     This section has been revised to indicate the services provided by Jeff Knepp. Please note that Mr. Knepp’s role is not explicitly defined however, Mr.
         Knepp advises the Company with regard to marketing and general business managerial matters.

Description of Securities, page 26

37.	We note your response to 86. Please revise to attribute these statements to counsel and file counsel’s consent to be named in this section.

    ANSWER:  This section has been amended to remove the statements and such representation is made in counsel’s opinion letter.

Financial Statements

Financial Statements for the year ended December 31, 2004

Statements of Operations

38.
We have reviewed our Statement of Operations and it does not appear that you have addressed the presentation of non-cash compensation appropriately; therefore we are reissuing our initial comment 88. We noted your disclosure of non cash stock compensation as a single line item in the statement of operations. Please revise your presentation to either:

•	parenthetically note with the appropriate line item, the amount of equity-related charge that is included in that line item and remove the separate classification for the non-cash charge; or
•	parenthetically note the amount of the non-cash stock compensation excluded from a particular line item, for example, SG&A (exclusive of non-cash stock compensation, shown below).

    ANSWER:  The Statements of Operations have been amended to describe the operating expenses as follows: Non-cash stock compensation - selling, general and administrative; Selling, general and administrative - exclusive of non cash stock compensation above.

39.	Disclose the significant components of selling, general and administrative expense on the face of the statement of operations or in a note thereto.

    ANSWER: The components of selling general and administrative expenses are described in the notes to the financial statements as follows:

Selling, General and Administrative Expenses

           The components of selling, general and administrative expenses are as follows:

	2004	2003

Professional Fees	$37,360	$-

Salaries and related	33,285	24,000

Other	34,997	20,660

	$105,642	$44,660

Notes to Financial Statements

Note 1. Revenue Recognition

40.
We have reviewed your financial statements and it does not appear that the company addressed comment 89; therefore the comment is being reissued. Your disclosure states that in general you recorded revenue when persuasive evidence of an arrangement exists…Please tell us what other methods you use to recognize revenue, and how your accounting treatment complies with GAAP.

    ANSWER:                In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred,   the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

Revenue is recognized at the time the product is delivered and title passes. Provision for sales returns will be estimated based on the Company’s historical return experience. Revenue is presented net of returns.

It should be noted that the Company only generates revenue from the sale of its products and has no service or other revenue sources at this time. When title passes to the buyer the Company has no further obligations (see 41).

41.
We read your response to comment 87 stating that you do not generate revenue from services. Please clarify if your vehicles are sold with warranties or maintenance contracts, and if so, who performs maintenance and repair on these vehicles. If applicable, tell us and disclose how you account warranty and maintenance contracts.

     ANSWER:           Our Blade is assembled both from components that we manufacture in-house and from vendor supplied components. Our return policy states that the frame   only is conditionally warranted for a period of one year after the delivery date of the cycle, with the condition stipulated that a manufactured defect exists, based on the Company’s judgment,. Due to the nature of our product, which is intended for off-road use, we have adopted this policy which is typical in situations where an off-highway-use recreational vehicle manufacturer cannot control the environment or terrain in which the vehicle is operated. This limits our liability with respect to returns to the extent that it is not material to our accounting at present sales levels. In the event that a large number of frames were defectively manufactured, we would have to re-assess the financial impact on the Company’s business, but in most cases, the cost is likely mitigated because the frames are manufactured in-house, using a proven design and manufacturing processes. To date, we have never replaced a frame or had any returned products, and as such, have not considered this material to the Company’s business.

 Vendor supplied components, such as motors, batteries and electronics each have their own specific warranties, with terms varying from vendor to vendor. For instance, the battery manufacturer pro-rates the battery cost over a one-year time period, the motor controller manufacturer provides a one-year unlimited warranty. But in any case, vendor-supplied component returns are referred to the vendor. While we may assist the customer or serve as a liaison to the vendor in the interest of good business practice, we make no claims to warranty vendor-supplied components used in our product. This policy is similar to that which is used by automotive manufacturers, who rely on their tire supplier’s warranty.

We do not perform any maintenance duties beyond the initial assembly at our factory. As the product is battery powered, there are no fuel or lubrication considerations that are typically performed at delivery of a new gas-engine vehicle. The maintenance requirement is limited to typical motorcycle maintenance duties such as chain adjustments or tire repairs, which can be done by the owner or at a local motorcycle repair shop.

Note 3. Stockholders’ Equity

42.
We noted your response to comment 92 and your additional disclosure of 350,000 shares of restricted common stock issued in 2004 for services in Item 26 (Recent Sale of Unregistered Securities on II-3). It still appears that only 2,250,000 shares are being disclosed in Item 26 compared to 2,260,000 shares disclosed here. Please revise accordingly.

    ANSWER:               Item 26 of Amendment No. 1 to Form Sb-2 previously disclosed that 2,260,000 restricted shares were issued for services rendered to the Company. Specifically, Item 26 discloses the following issuances which occurred on May 29, 2004: 1,000,000 shares of the Company’s restricted common stock to Brett Gober for consulting services rendered in the design of the Company’s product; 600,000 shares of the Company’s restricted common stock to Jeff Knepp for consulting services rendered to the Company for marketing and general business consulting; 300,000 shares of the Company’s restricted common stock to Dennis Knepp for consulting services rendered; 350,000 shares of the Company’s restricted common stock to Margot Miles in order to correct a shortfall in a previous issue to Ms. Miles; and, 10,000 shares of the Company’s restricted common stock to Christopher Miles in order to correct a shortfall in a previous issue to Mr. Miles. The total amount of shares issued is 2,260,000 and such amount is in accord with the amount disclosed in this note to the financial statements.

Interim Financial Statements for the three months ended March 31, 2005

Notes to Financial Statements

Note 6. Subsequent Events

43.
We noted that you issued 180,000 shares of common stock subsequent to March 31, 2005 that were subscribed to your November 2004 private placement. It does not appear that the subscription was recorded at December 31, 2004. Please clarify and revise if necessary.

     ANSWER:  The 180,000 shares represent the correction of a previous issuance. The following is a note from the June 30, 2005, financial statements (which replaced the   March 31, 2005, financial statements:

“During the six months ended June 30, 2005, the Company issued 180,000 shares of common stock to correct amounts of shares that were to be issued pursuant to a private placement during November 2004. The issuance had no impact on the results of operations for the period.”

Other

44.	Please advise your independent accountant to revise their consent to include reference only those financial statements that are included in the registration statement.

    ANSWER:  A new consent as requested has been provided.

Part II - Information Not Required in Prospectus

Exhibits

45.
We note your statement in the Anslow & Jaclin, LLP legality opinion that the “shares of common stock to be offered pursuant to the Registration Statement and sold by the selling shareholders have been duly authorized ad are legally issued, fully paid and non-assessable.” We do not understand your statement that the shares underlying the options are currently legally issued. Revise your legality opinion as appropriate.

    ANSWER:              We have revised our opinion letter accordingly.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ GREGG E. JACLIN
____________________
GREGG E. JACLIN

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